Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 26, 2021)	Registration No. 333-257924
Perella Weinberg Partners
70,364,353 Shares of Class A Common Stock
203,333 Warrants to Purchase Class A Common Stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 26, 2021 (the “Prospectus”), related to: (1) the issuance by us of up to 7,870,000 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined in the Prospectus); and (2) the offer and sale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 70,364,353 shares of Class A common stock and (ii) up to 203,333 warrants (as defined in the Prospectus), with certain information regarding our underwritten public offering of 3,502,033 shares of Class A common stock (the “Offering”) and certain information contained in Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-261785) filed with the Securities and Exchange Commission (“SEC”) on January 13, 2022 relating to the Offering (“Amendment No. 1”). Accordingly, we have attached the relevant information to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Class A common stock and warrants are traded on the Nasdaq Global Select Market under the symbols “PWP” and “PWPPW,” respectively. On January 18, 2022, the closing price of our Class A common stock was $11.38 per share and the closing price of our warrants was $2.83 per warrant.
Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus and in any applicable prospectus supplement.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2022.

On January 18, 2022, we priced the Offering at a public offering price of $10.75 per share. The Offering is expected to close on January 21, 2022, subject to customary closing conditions. The proceeds from the Offering will be used by us to purchase from certain non-employee holders (1) outstanding PWP Holdings LP (“PWP OpCo”) Class A partnership units and (2) outstanding shares of our Class B common stock, par value $0.0001 per share. We will not retain any proceeds from the Offering.
Immediately following the Offering and the application of the proceeds therefrom:
•we will hold PWP OpCo Class A partnership units representing 49.7% of the total number of PWP OpCo Class A partnership units;
•certain existing investor limited partners of PWP OpCo who hold interests in PWP OpCo alongside PWP Professional Partners LP (“Professional Partners”) will hold PWP OpCo Class A partnership units representing 2.5% of the total number of PWP OpCo Class A partnership units; and
•Professional Partners will hold PWP OpCo Class A partnership units representing 47.8% of the total number of PWP OpCo Class A partnership units.
In connection with the Offering, we filed Amendment No. 1 on January 13, 2022. The Prospectus is updated and supplemented by certain information contained in Amendment No. 1 as follows:
Under the Section entitled “Prospectus Summary”, the following text is added to the end of the subsection entitled “Recent Developments” on pages 24-25 of the Prospectus:
Partner Tax Distribution and Company Dividend
In December 2021, PWP OpCo made pro rata distributions of $21.4 million to its limited partners, including the Company (the “December Distribution”). From its portion of the December Distribution and/or its balance sheet cash, the Company paid $3.0 million in cash dividends.
Sponsor Distribution
Pursuant to its contractual obligation under the limited liability company agreement, the Sponsor distributed 5,456,667 shares of Class A common stock (Founder Shares and Placement Shares) and 203,333 Private Placement Warrants to its members on January 7, 2022 (the “Sponsor Distribution”), after which the Sponsor owns 1,000,000 shares of Class A common stock and no Private Placement Warrants. The 1,000,000 shares of Class A common stock retained by the Sponsor continue to be subject to transfer restrictions under the Sponsor Share Surrender and Share Restriction Agreement until our Class A common stock trades at a price of $15 per share for 20 out of 30 consecutive trading days. 1,738,680 of the shares distributed in the Sponsor Distribution continue to remain subject to transfer restrictions under the Sponsor Share Surrender and Share Restriction Agreement until our Class A common stock trades at a price of either $15 or $17 per share, as applicable, for 20 out of 30 consecutive trading days. See “Business Combination—Related Agreements—Sponsor Share Surrender and Share Restriction Agreement” for additional information.
Preliminary Results for the Three and Twelve Months Ended December 31, 2021
Our consolidated financial statements for the year ended December 31, 2021 are not yet available. Thus, the following estimates and ranges are based on the information available to us at this time. These results are preliminary, have not been audited and are subject to change in connection with the completion of our financial statements for the year ended December 31, 2021, so we have provided ranges for some measures, rather than specific amounts. As such, our actual results may vary from the estimated preliminary results presented here and will not be finalized until the completion of our normal quarter and year end accounting procedures. Our expectations with respect to our unaudited results for the periods discussed are based upon management estimates and are the responsibility of management. Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this unaudited preliminary financial information and does not express an opinion or any other form of assurance with respect thereto. Accordingly, you should not place undue reliance on this information. Additional information and disclosures would be required for a more complete understanding of our financial condition, liquidity and results of operations as of and for the three and twelve months ended December 31, 2021, which are not yet available.
For the three months ended December 31, 2021, we expect our revenues to be between $197 million and $199 million, as compared to $189 million for the three months ended December 31, 2020, representing an increase of approximately 4% to 5%. The estimated increase in revenues was primarily attributable to an increase in the average fee size per client, particularly in mergers and acquisitions advice, as compared to the prior year period.
For the twelve months ended December 31, 2021, we expect our revenues to be between $800 million and $802 million, as compared to $519 million for the twelve months ended December 31, 2020, representing an increase of approximately 54% and 55%. The estimated increase in revenues was primarily attributable to both an increase in the number of advisory transactions completed and the average fee size per client, particularly in mergers and acquisitions advice, as compared to the prior year period.
For the three months ended December 31, 2021, we expect our total compensation expense to be between $162 million and $163 million, as compared to $151 million for the three months ended December 31, 2020, representing an increase of approximately 7% and 8%, respectively. The estimated increase is due largely to a larger bonus accrual associated with the increase in revenue, as well as increased equity-based compensation related to PWP’s transition to becoming a publicly-traded company in June 2021. Our GAAP compensation expense includes equity-based compensation expense related to the amortization of transaction-related RSUs as well as the amortization of certain partnership units that were granted in connection with the Business Combination which has no economic impact on PWP. The additional equity-based compensation and additional bonus associated with the increase in revenue is partially offset by a lower compensation margin as compared to the prior year period. For the three months ended December 31, 2021, we expect our adjusted total compensation expense to be between $118 million and $119 million, as compared to $136 million for the three months ended December 31, 2020, representing a decrease of approximately 13%. The estimated decrease in adjusted total compensation expense was primarily attributable to a lower adjusted compensation margin as compared to the prior year period.
For the twelve months ended December 31, 2021, we expect our total compensation expense to be between $600 million and $601 million, as compared to $399 million for the twelve months ended December 31, 2020, representing an increase of approximately 50% and 51%, respectively. The estimated increase in total compensation expense was primarily attributable to both a larger bonus accrual associated with the increase in revenue as well as increased equity-based compensation related to PWP’s transition to becoming a publicly-traded company in June 2021. Our GAAP compensation expense includes equity-based compensation expense related to the amortization of transaction-related RSUs as well as the amortization of certain partnership units that were granted in connection with the Business Combination which has no economic impact on PWP. The additional equity-based compensation and additional bonus accrual associated with the increase in revenue is partially offset by a lower compensation margin as compared to the prior year period. For the twelve months ended December 31, 2021, we expect our adjusted total compensation expense to be between $504 million and $505 million, as compared to $366 million for the twelve months ended December 31, 2020, representing an increase of approximately 38%. The estimated increase in adjusted total compensation expense was primarily attributable to higher revenues despite a lower adjusted compensation margin compared to the prior year period.
For the three months ended December 31, 2021, we expect our non-compensation expense to be between $37 million and $39 million, as compared to $30 million for the three months ended December 31, 2020, representing an increase of between 23% and 30%. For the three months ended December 31, 2021, we expect our adjusted non-compensation expense to be between $35 million and $37 million, as compared to $28 million for the three months ended December 31, 2020, representing an increase of between 25% and 32%. The estimated increase in GAAP and adjusted non-compensation expense was primarily attributable to increased professional fees related to consulting and recruiting, increased public company costs including D&O insurance, and an increase in travel and related expenses as pandemic-related travel restrictions ease.
For the twelve months ended December 31, 2021, we expect our non-compensation expense to be between $134 million and $136 million, as compared to $134 million for the twelve months ended December 31, 2020, representing an increase of approximately 0% and 1%, respectively. For the twelve months ended December 31,

2021, we expect our adjusted non-compensation expense to be between $123 million and $125 million, as compared to $113 million for the twelve months ended December 31, 2020, representing an increase of between 9% and 11%. The estimated increase in GAAP and adjusted non-compensation expense was primarily attributable to certain increased professional fees such as consulting and recruiting, increased public company costs including D&O insurance, and an increase in technology and infrastructure related to certain new initiatives. In the case of the increase in GAAP non-compensation expense for the twelve months ended December 31, 2021 as compared to the prior year period, the items described above were offset in part by the prior year write-off of previously deferred offering costs of $14.8 million that were expensed due to the termination of an IPO process in May of 2020.
The following table sets forth our preliminary adjusted financial results for the December 31, 2021 periods along with comparable prior year periods. Additionally, the table includes a reconciliation to the comparable GAAP numbers. See “Non-GAAP Financial Measures” elsewhere in this Prospectus for additional information regarding the adjustments.

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021		2020	2021		2020
	Low	High	Actual	Low	High	Actual
	(In millions)
Total compensation and benefits—GAAP	$163	$162	$151	$601	$600	$399
Equity-based compensation not dilutive to investors in PWP or PWP OpCo (1)	(21)	(21)	(6)	(51)	(51)	(25)
Public company transaction related incentives (2)	(23)	(23)	(9)	(45)	(45)	(9)
Adjusted total compensation and benefits	$119	$118	$136	$505	$504	$366

Non-compensation expense—GAAP	$39	$37	$30	$136	$134	$134
TPH business combination related expenses (3)	(2)	(2)	(2)	(7)	(7)	(7)
Delayed offering cost expense (4)	—	—	—	—	—	(15)
Business Combination transaction expenses (5)	—	—	—	(5)	(5)	—
Adjusted non-compensation expense	$37	$35	$28	$125	$123	$113

Operating income (loss)—GAAP	$(5)	$—	$8	$63	$68	$(15)
Equity-based compensation not dilutive to investors in PWP or PWP OpCo (1)	21	21	6	51	51	25
Public company transaction related incentives (2)	23	23	9	45	45	9
TPH business combination related expenses (3)	2	2	2	7	7	7
Delayed offering cost expense (4)	—	—	—	—	—	15
Business Combination transaction expenses (5)	—	—		5	5	—
Adjusted operating income (loss)	$41	$46	$25	$170	$175	$40

Non-operating income (expense)—GAAP	$(1)	$(1)	$(4)	$(44)	$(44)	$(6)
Change in fair value of warrant liabilities (6)	3	3	—	5	5	—
Loss on debt extinguishment (7)	—	—	—	39	39	—
Amortization of debt costs (8)	—	—	1	2	2	4
Adjusted non-operating income (expense)	$2	$2	$(3)	$3	$3	$(2)

Income (loss) before income taxes—GAAP	$(6)	$(1)	$4	$19	$24	$(21)
Equity-based compensation not dilutive to investors in PWP or PWP OpCo (1)	21	21	6	51	51	25
Public company transaction related incentives (2)	23	23	9	45	45	9
TPH business combination related expenses (3)	2	2	2	7	7	7
Delayed offering cost expense (4)	—	—	—	—	—	15
Business Combination transaction expenses (5)	—	—	—	5	5	—
Change in fair value of warrant liabilities (6)	3	3	—	5	5	—
Loss on debt extinguishment (7)	—	—	—	39	39	—
Amortization of debt costs (8)	—	—	1	2	2	4
Adjusted income (loss) before income taxes	$43	$48	$22	$173	$178	$38

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Notes to U.S. GAAP Reconciliation of Adjusted Results:
(1)Equity-based compensation not dilutive to investors in PWP or PWP OpCo includes amortization of legacy awards granted to certain partners prior to the Business Combination and Professional Partners ACU and VCU awards. The vesting of these awards does not dilute PWP shareholders relative to Professional Partners as Professional Partners’ interest in PWP OpCo does not change as a result of granting those equity awards to its working partners.
(2)Public company transaction related incentives includes discretionary bonus payments as well as equity-based compensation for transaction-related restricted stock units (“RSUs”) which are directly related to milestone events that were part of the Business Combination process and reorganization. These payments were outside of PWP's normal and recurring bonus and compensation processes.
(3)TPH Business Combination related expenses include charges associated with the TPH Business Combination such as intangible asset amortization.
(4)Previously deferred offering costs that were expensed due to termination of a public company transaction process in May of 2020.
(5)Transaction costs that were expensed associated with the Business Combination as well as equity-based vesting for transaction-related RSUs issued to non-employees.
(6)Change in fair value of warrant liabilities is non-cash and we believe not indicative of our core performance.
(7)Loss on debt extinguishment resulted from the pay-off of the 7.0% Subordinated Unsecured Convertible Notes due 2026 in conjunction with the Business Combination.
(8)Amortization of debt costs is composed of the amortization of debt discounts and issuance costs, which is included in interest expense.
Under the section entitled “Executive Compensation”, the table entitled “Summary Compensation Table for 2021” on pages 144-145 of the Prospectus is replaced in its entirety by the following table from Amendment No. 1:
Summary Compensation Table for 2021
The following table summarizes the total compensation paid to or earned by each of our NEOs in the applicable year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)(4)
Peter A. Weinberg,	2021	500,000	15,698,000	55,550,975	10,500	71,759,475
Chief Executive Officer	2020	500,000	4,500,000	513,728	8,550	5,522,278
Dietrich Becker,	2021	529,480	12,466,103	41,228,122	21,179	54,244,884
Co-President(5)	2020	493,696	5,506,304	256,864	19,747	6,276,611
Andrew Bednar,	2021	500,000	12,498,000	39,416,139	10,500	52,424,639
Co-President	2020	500,000	7,500,000	349,335	8,550	8,357,885
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(1)Amounts shown in this column reflect the annual base salary earned by each of our NEOs during the applicable calendar year.
(2)Amounts shown in this column represent the bonuses paid to or earned by each of our NEOs in respect of performance during the applicable calendar year. Our annual incentive bonuses are described in greater detail in the section entitled “—2021 Executive Compensation Elements—Annual Incentive Bonuses” below. For 2021, our annual incentive bonuses are payable partly in cash and partly in restricted stock units granted under the Incentive Plan. In accordance with SEC rules, the entire cash portion of our annual incentive bonuses for 2021 performance is reported in the “Bonus” column of the Summary Compensation Table for 2021, even though a portion of such cash amount has not yet been paid and is expected to be paid on or before February 28, 2022. The equity-based portion of our annual incentive bonuses for 2021 performance has not yet been granted and is expected to be granted the tenth trading day after our earnings release for the year ended December 31, 2021, and in accordance with SEC rules, the grant date fair value of such awards will not be reported in the “Stock Awards” column of the Summary Compensation Table for 2021 but will instead be included in the “Stock Awards” column of the Summary Compensation Table for 2022.
(3)Amounts shown in this column represent the grant date fair value (or, to the extent of any modification, the incremental fair value), calculated in accordance with FASB ASC Topic 718, of the equity-based awards granted to our NEOs during the applicable calendar year. For 2021, the amounts shown in this column represent the sum of (i) the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the performance-based restricted stock units (the “Management Awards”) granted to each of our NEOs in August 2021 in connection with the Business Combination and (ii) the incremental fair value, calculated in accordance with FASB ASC Topic 718, conveyed to our NEOs in connection with the cancellation of their legacy equity-based awards in Professional Partners and the replacement of such awards with a combination of original capital units (“OCUs”), VCUs and ACUs in connection with the reorganization of Professional Partners prior to the Business Combination (which will have no economic impact on PWP or PWP OpCo). For a summary of the assumptions used in the valuation of these equity-based awards and modifications, please see the Note “Equity-Based Compensation” to our condensed consolidated financial statements included in this prospectus. The Management Awards granted to our NEOs are described in greater detail in the section entitled “—2021 Executive Compensation Elements—Management Awards” below. The cancellation of our NEO’s legacy equity-based awards in Professional Partners and the replacement of such awards with a combination of OCUs, VCUs and

ACUs is described in greater detail below in the section entitled “—2021 Executive Compensation Elements —Reorganization of Professional Partners” below.
(4)Amounts shown in this column represent (i) for Messrs. Weinberg and Bednar, the employer safe harbor non-elective contributions made to them in respect of their participation in PWP's 401(k) plan in the applicable calendar year and (ii) for Mr. Becker, the employer contributions made in respect of his participation in PWP's defined contribution pension scheme in the U.K. in the applicable calendar year, each of which are described in more detail in the section entitled “—2021 Executive Compensation Elements—Retirement Arrangements” below.
(5)Amounts shown in this table for Mr. Becker, other than in the “Stock Awards” column, have been converted from pounds sterling to U.S. dollars using the exchange rates of approximately $1.28 and $1.38 for 2020 and 2021, respectively.
Under the section entitled “Executive Compensation”, the subsection entitled “Annual Incentive Bonuses” on page 145 of the Prospectus is replaced in its entirety by the following text from Amendment No. 1:
Annual Incentive Bonuses
Annual incentive bonuses are the key component of our short-term executive compensation strategy. We did not set specific performance targets upon which annual incentive bonuses would become payable for 2021. Instead, the annual incentive bonuses payable to our NEOs in respect of 2021 are discretionary in amount and are based on a performance evaluation conducted by our Compensation Committee in consultation with our Chief Executive Officer, which involved an analysis of both overall Company performance and the performance of the individual NEOs and their contributions to PWP. Our Compensation Committee believes that this evaluation process allowed us to link pay with performance in the closest way possible and provided us with the flexibility necessary to take all relevant factors into account in determining the amount of the annual incentive bonuses. Our Compensation Committee believes that this approach is consistent with industry practice and as such provides a better incentive compensation structure than a formulaic bonus structure based solely on the achievement of specific pre-established performance targets, which may not capture all appropriate factors that materially impacted our performance. We did not provide guaranteed cash bonuses to any of our NEOs in respect of 2021.
For 2021, the annual incentive bonuses are payable partly in cash and partly in restricted stock units granted under the Incentive Plan. In December 2021, Messrs. Weinberg, Bednar and Becker received $6.5 million, $3.3 million and $3.3 million, respectively, of the cash portion of their annual incentive bonuses for 2021, subject to their repayment of such amounts upon the occurrence of certain conditions prior to the payment date of the remainder of the cash portion of the annual incentive bonuses, which is expected to occur on or before February 28, 2022. Upon the payment date of the remainder of the cash portion of the annual incentive bonuses, a portion of the annual incentive bonus will become subject to repayment upon the occurrence of certain conditions during a two year period beginning on the date of such payment. The equity-based portion of the annual incentive bonuses for 2021 is expected to be granted on the tenth trading day after our earnings release for the year ended December 31, 2021.
Under the section entitled “Executive Compensation”, the table entitled “Outstanding Equity Awards at Fiscal Year End for 2021” on page 151 of the Prospectus is replaced in its entirety with the following table from Amendment No. 1:
Outstanding Equity Awards at Fiscal Year End for 2021
The following table summarizes the outstanding equity-based awards held by each of our NEOs as of December 31, 2021.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Peter A. Weinberg	5,280,324	(3)	67,904,967
Dietrich Becker	3,885,916	(4)	49,972,880
Andrew Bednar	3,749,471	(5)	48,218,197

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(1)Represents (i) Management Awards that are subject to the achievement of two types of vesting conditions, both of which must be satisfied for the awards to vest: (x) time-based vesting conditions that will be satisfied in two installments on the third and fifth anniversaries of the August 31, 2021 grant date, subject to continued employment (for Messrs. Bednar and Becker, including continued service as co-presidents of PWP, or any equivalent or more senior executive officer roles with PWP, as mutually agreed by the parties) on each vesting date, provided that 50% of the amount earned based on achievement of the performance-based vesting conditions prior to the first vesting date will remain outstanding and will vest on the second vesting date, subject to continued employment through such date and (y) performance-based vesting conditions that will be satisfied upon the achievement of closing stock equal to $15, $20, $25 and $30 for 20 out of any 30 consecutive trading days prior to the fifth anniversary of the grant date, as measured on the last calendar day of each month, subject to linear interpolation between the applicable price points and (ii) VCUs and ACUs that are generally subject to a service-based graded vesting schedule over a three to five-year period following the Closing of the Business Combination on June 24, 2021. The vesting of VCUs and ACUs will be recorded as equity-based compensation expense at PWP OpCo for accounting purposes, though they will have no economic impact on investors in PWP or PWP OpCo. The amounts shown do not include OCUs, which are fully vested.
(2)The market value shown is based on the closing stock price per share of our Class A common stock on December 31, 2021 ($12.86). The market value of the Management Awards is based on the number of shares of our Class A common stock that our NEOs would receive upon settlement of the Management Awards assuming attainment of the 100% of the performance-based vesting conditions during the performance period. The market value of the VCUs and ACUs is also shown is based on the closing price of our Class A common stock on December 31, 2021, as units in Professional Partners, once vested, are ultimately exchangeable into shares of our Class A common stock on a one-for-one basis, described in greater detail below in the section entitled “—2021 Executive Compensation Elements —Reorganization of Professional Partners” above.
(3)Represents (i) 3,300,000 Management Awards and (ii) 1,980,324 VCUs and ACUs.
(4)Represents (i) 2,350,000 Management Awards and (ii) 1,535,916 VCUs and ACUs.
(5)Represents (i) 2,350,000 Management Awards and (ii) 1,399,471 VCUs and ACUs.
Under the section entitled “Certain Relationships and Related Persons Transactions”, the subsection entitled “Employee Compensation Paid to Directors” on page 185 of the Prospectus is replaced in its entirety by the following text from Amendment No. 1:
Employee Compensation Paid to Directors
Messrs. Perella and Steel, two of PWP's employee directors who are not executive officers, received compensation in respect of their service as Working Partners in 2021 in amounts equal to $510,500 and $7,986,867, respectively.